UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of October 2016

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated October 4, 2016 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:October 4, 2016

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Report - September 2016

Mumbai, October 4, 2016: Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, enclosed herewith is the information on production, sales and exports of the Company which will be released to the Society of Indian Automobile Manufacturers (SIAM) which is self-explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for September 2016

Category	Vehicle Model	Production		Domestic Sales		Exports
		SEPTEMBER 2015	SEPTEMBER 2016	SEPTEMBER 2015	SEPTEMBER 2016	SEPTEMBER 2015	SEPTEMBER 2016
Micro	NANO	2796	847	2415	610	383	72
Compact	INDICA, INDICA VISTA, INDIGO CS, ZEST, BOLT,TIAGO	6862	12407	7811	12387	83	203
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	0	0	0	0	15	9
UV1	SUMO	709	1245	720	864	4	80
UV2	SAFARI, SUMO GRANDE, MOVUS	680	607	783	740	1	16
UV3	ARIA, XENON	0	0	3	0	0	0
V1	VENTURE	65	5	42	19	0	0
V2	ACE MAGIC, MAGIC IRIS	1868	647	1714	1731	10	35
N1- A1	ACE, ACE EX, ACE Zip	7182	8025	6178	7205	1053	1361
N1- A2	Super ACE, TATA207, XENON, Winger DV	3663	4678	2301	3676	1058	1428
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	262	294	180	196	3	6
M2- A2	Winger 14 seats, SFC407, CityRide	221	267	176	154	15	52
N2- A1	SFC407, LPT407	1146	774	1504	1676	85	140
N2- A2	SFC709, LPT709	949	1054	316	254	237	174
N2- A3	LPT9109	624	916	488	532	149	152
N2- A4	LPT1109	417	403	1100	836	114	236
M3- A2	LP709, SFC410, LP410	919	427	755	723	146	162
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	676	273	486	419	65	73
M3- C2	LPO1512, LPO1612, Starbus, Divo	1045	923	909	1146	251	296
N3- A1	LPT1613, LPK1616, SK1613	4263	3667	2367	2164	370	642
N3- B1(a)	LPT2518, LPK2518	4002	2232	3981	3855	248	405
N3- B1(b)	LPT3118	4291	1956	4039	1909	0	55
N3- B2(b)	LPS3518. LPS3015, LPS3516	467	410	687	569	46	0
N3-B2(d)	LPS4018, LPS4023	1482	578	1741	1283	58	90
N3- B2(e)	LPS4928	128	232	117	13	8	0

Note : The above figures have not been independantly verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,75,561 crores (USD 41.6 billion) in 2015-16. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 9 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.